FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
TOP Ships Inc. (the "Company"), announced today that effective as of February 22, 2015, the Exercise Price and number of Shares purchasable under the warrants sold by the Company pursuant to a prospectus supplement dated June 6, 2014 (the "Warrant") will be adjusted to reflect the 1-for-10 reverse stock split of the Company's outstanding common shares, par value $0.01 per share (the "Shares").   The Exercise Price is adjusted to $2.80 and the number of shares purchasable by each Warrant is 0.89 Warrant Shares.
The Company also announced today adjustments to the Exercise Price and number of Shares purchasable under the warrants dated June 12, 2014 (the "Representative's Warrants").  Effective as of February 22, 2015, the Exercise Price is adjusted to $25.00 and the number of Shares purchasable is one-tenth of the Shares described on the Representative's Warrant, and in the aggregate, a maximum of 30,000 Shares are issuable under the outstanding Representative's Warrants.

Capitalized terms used herein but not defined have the meanings assigned to them on the applicable Warrant or Representative's Warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: February 25, 2016	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer